Exhibit 99.1

Global Partner for Success

HiSoft Schedules Investor Conference Call to Discuss Impact of Japan Earthquake and Tsunami

Company Reaffirms Long-term Commitment to Japanese Market

BEIJING, April 5, 2011 — HiSoft Technology International Limited (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced the estimated impact on its business and results of operations from  the Japan earthquake and tsunami that struck the northeastern coast of Japan on March 11, 2011. The Company also announced it will hold a conference call with analysts and investors on Tuesday, April 5, 2011, at 6:00 p.m. Eastern Time to discuss this update in more detail.

In response to unfolding safety concerns at the damaged nuclear facility in Fukushima, Japan following the earthquake and tsunami, the Company incurred relocation expenses associated with relocating its nearly 200 Japan-based employees and their families starting on March 14, 2011. Those employees and their families were given the option of being relocated to Osaka, Japan or to China to work out of these alternative locations, after consultation with the Company’s clients.

“Employee safety is our main priority as we confront these unexpected tragic events in Japan and this is why we made the decision to relocate our employees and their families,” stated HiSoft Chief Executive Officer Tiak Koon Loh. “Over the last few weeks, we have been relieved to see daily life and businesses in Tokyo gradually return to normal. Most of our employees have safely returned to Tokyo and resumed work with our clients.”

As a result, in the first quarter of 2011, HiSoft experienced additional operating expenses of approximately $0.7 million, or approximately US$0.02 per non-GAAP diluted earnings per American depositary share (“ADS”), and loss of revenue from work interruptions of approximately $0.6 million, or approximately US$0.02 per non-GAAP diluted earnings per ADS.  The additional operating expenses and revenue reduction totaled approximately $0.04 per non-GAAP diluted earnings per ADS, in the first quarter of 2011, based on 32.3 million weighted average ADSs outstanding.

“The United States and Europe is our largest market and while we continue to experience strong demand in this region, Japan is our oldest market representing approximately 23% of our net revenues in 2010,” said Mr. Loh. “Through our meetings with significant clients over the last two weeks we expect to see a slowdown in contract signing in the short-term as there are challenges and uncertainties for some clients, especially those in the manufacturing and insurance sectors, to proceed with planned IT projects because of new and changing operational priorities. Our goal during this time is to maintain close relationships with those clients while positioning ourselves for new opportunities in the future. As such we will maintain key resources for our significant clients even with a slowdown in their IT spending over the short-term.”

In view of the above as a direct result of the Japan earthquake and tsunami, the Company believes it is most prudent to provide an updated financial outlook for the remainder of 2011 based on its current views and assessment of the events that have continued to transpire and unfold in Japan.  The Company expects full year 2011 net revenues to be reduced by less than 2% from its previously announced forecast of US$198 million due to the natural disasters in Japan.  Accordingly, the Company has updated its full year 2011 net revenues forecast to be at least US$194.5 million, with non-GAAP diluted earnings per ADS expected to be in the estimated range of US$0.76 to US$0.80, based on 32.8 million weighted average ADSs outstanding. The Company noted that this updated forecast of estimated net revenues and non-GAAP diluted earnings per ADS may be adversely and materially affected should the situation in Japan, as a result of the March 11, 2011 earthquake and tsunami and the subsequent nuclear threat from Fukushima, continue to worsen in the future.

Mr. Loh concluded, “While the current situation in Japan may present near-term challenges and uncertainties, we believe the market will show increased demand for our IT services over the long-term as Japan rebuilds itself.  In recent dialogs with our clients in Japan, a number of them have expressed increased interest in offshoring as part of their business continuity planning.  We also believe that the increased infrastructure spending in 2011 to rebuild Japan will increase business activities across many industry segments.  Again, I want to emphasize that we remain fully committed to the Japanese market and are optimistic about its rebound.”

HiSoft Technology International Limited  ~  6/F Haya Plaza, No.1 Shangdi East Road Haidian District Beijing, China 100085

Conference Call Details

HiSoft management will hold a conference call on Tuesday, April 5, 2011 at 6:00 p.m. Eastern Time (Wednesday, April 6, 2011 at 6:00 a.m. Beijing/Hong Kong Time).  Analysts and investors interested in hearing more information regarding HiSoft’s Japan developments are encouraged to join the Company for its conference call at the following:

U.S. Toll Free: 1-800-860-2442

International Dial In: +1-412-858-4600

The conference call will also be broadcast live over the Internet and can be accessed by clicking the following link: http://www.mzcan.com/cancast/us/index.php?id=usHSFT_20&version=e

Additionally, an archived webcast of this call will be available on the Investor Relations section of the HiSoft web site at http://www.hisoft.com

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs about future events and financial, political and social trends and assumptions it has made based on information currently available to it. HiSoft cannot assure that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized, in particular in light of the uncertainties with respect to the earthquake and tsunami that that struck the northeastern coast of Japan on March 11, 2011 and the subsequent nuclear threat from the nuclear power stations in Fukushima, Japan. Such forward-looking statements may be affected by inaccurate assumptions or by known or unknown risks or uncertainties. Actual results may vary materially from those expressed or implied by the statements herein. For factors that could cause actual results to vary, perhaps materially, from these forward-looking statements, please refer to the HiSoft’s filings with the Securities and Exchange Commission. Forward-looking statements contained herein speak only as of the date of this release. HiSoft does not undertake any obligation to update or revise publicly any forward-looking statements, whether to reflect new information, future events or otherwise.

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com.

For investor and media inquiries please contact:

In China:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com

Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: hsft@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: hsft@ogilvy.com

www.hisoft.com  ~  +86.10.5987.5566